Medalist Diversified REIT, Inc.

P.O. Box 8436

Richmond, Virginia 23226

April 28, 2025

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ms. Pearlyne Paulemon

Re:	Acceleration Request of Medalist Diversified REIT, Inc.

Registration Statement on Form S-3 (File No. 333-286453)

CIK No. 0001654595

Dear Ms. Paulemon:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Medalist Diversified REIT, Inc., a Maryland corporation, hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:30 p.m., Eastern time, on April 30, 2025, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Hunton Andrews Kurth LLP, by telephoning Kate Saltz at (804) 788-8642.

Thank you for your attention to this matter.

Very truly yours,

MEDALIST DIVERSIFIED REIT, INC.

By:	/s/ C. Brent Winn, Jr.
C. Brent Winn, Jr.
Chief Financial Officer